Exhibit 99.1

Emera to Commence Trading on the New York Stock Exchange

Company release: 05/22/25

HALIFAX, Nova Scotia – Today, Emera Inc. (TSX: EMA) announces it has received approval to list its common shares on the New York Stock Exchange (“NYSE”). Emera’s common shares are expected to begin trading on the NYSE on or around May 28, 2025, under the ticker symbol “EMA”.

“This listing is a significant milestone for Emera’s growth and confidence in our vision,” says Scott Balfour, Emera’s President and CEO. “It connects us to the largest pool of global capital and a network of world-class investors, and it reinforces our commitment to providing long-term value for our shareholders.”

Emera confirms this ahead of its 2025 Annual General Meeting being held later today. The Company plans to mark the listing by ringing the NYSE Opening Bell later this year. Emera’s common shares will continue to trade on the Toronto Stock Exchange (“TSX”) under the symbol “EMA”.

Shareholders can participate in Emera’s 2025 Annual General Meeting via live webcast at 2:00 p.m. (Atlantic time) today. Details on how to participate in the meeting, vote and submit questions are available on Emera’s website.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including without limitation, statements about Emera’s planned NYSE listing and trading, and Emera’s expectations and beliefs regarding the anticipated benefits of the NYSE listing to Emera and its shareholders. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

About Emera

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in Canada, the United States and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange.

Additional information can be accessed at www.emera.com, www.sedarplus.ca or www.sec.gov.

Contacts

Investor Relations:

Dave Bezanson

902-474-2126

Dave.Bezanson@emera.com

Media:

Dina Bartolacci Seely

902-478-0080

media@emera.com